SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                        Millennium Pharmaceuticals, Inc.


                               (Name of Issuer)

                                 Common Stock


                        (Title of Class of Securities)

                                   599902 10 3
                                (CUSIP Number)


            Check the following box if a fee is being paid with
            the statement (   )   (A fee is not required only if
                           ---
            the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 5 Pages


       CUSIP No.            599902 10 3


       (1)   Name of Reporting Person:             Eli Lilly and Company
             S.S. or I.R.S. Identification         35-0470950
             No. of Above Person

       (2)   Check the Appropriate Box             (a)   (   )
                                                          ---
             if a Member of a Group                (b)   (   )
                                                          ---
                                                   Not Applicable

       (3)   SEC Use Only

       (4)   Citizenship or Place of                   Indiana
             Organization

       Number of Shares        (5) Sole Voting         1,358,333
        Beneficially Owned        Power
         by Each Reporting     (6) Shared Voting       None
         Person With               Power
                               (7) Sole Dispositive    1,358,333
                                   Power
                               (8) Shared Disposi-     None
                                   tive Power

       (9)  Aggregate Amount Beneficially              1,358,333
            Owned by Each Reporting Person

       (10) Check if the Aggregate Amount              Not Applicable
            In Row (9) Excludes Certain Shares

       (11) Percent of Class Represented             5.7% at December 31, 1996
            by Amount in Row (9)

       (12) Type of Reporting Person                   CO


                                Page 2 of 5 Pages


       Item 1(a).                       Name of Issuer

                                        Millennium Pharmaceuticals, Inc.

       Item 1(b).                       Address of Issuer's Principal
                                        Executive Offices

                                        640 Memorial Drive
                                        Cambridge, MA  02139

       Item 2(a).                       Name of Person Filing

                                        Eli Lilly and Company

       Item 2(b).                       Address of Principal Business
                                        Office or, if None, Residence

                                        Lilly Corporate Center
                                        Indianapolis, IN  46285

       Item 2(c).                       Citizenship

                                        Indiana

       Item 2(d).                       Title of Class of Securities

                                        Common Stock

       Item 2(e).                       CUSIP No.

                                        599902 10 3

       Item 3.                          Status of Filer Under Rules 13d-1(b)
                                        or 13d-2(b)

                                        Not applicable


                               Page 3 of 5 Pages


       Item 4.                         Ownership

                                       (a)   Amount Beneficially Owned

                                             1,358,333

                                       (b)   Percent of Class

                                             5.7% as of December 31, 1996

                                       (c)   Voting and Dispositive Power

                                             Sole voting power       1,358,333

                                             Shared voting power     None

                                             Sole dispositive power  1,358,333

                                             Shared dispositive power None

       Item 5.               Ownership of Five Percent or Less of a Class

                             Not Applicable

       Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                             Not applicable

       Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                             Not applicable

       Item 8.               Identification and Classification of
                             Members of the Group

                             Not applicable

       Item 9.               Notice of Dissolution of Group

                             Not applicable

       Item 10.              Certification

                             Not applicable


                             Page 4 of 5 Pages



                                 SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ELI LILLY AND COMPANY


                                           BY:
                                              ---------------------------
                                              Edwin W. Miller
                                              Vice President and
                                              Treasurer
       Date:  February 11, 1997




                      Page 5 of 5 Pages